Exhibit 99.1

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity PROGEN PHARMACEUTICALS LIMITED

ABN 82 010 975 612

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	WOEI-JIA JIANG

Date of last notice	3 JANUARY 2012

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	DIRECT INTEREST

Nature of indirect interest	N/A
(including registered holder)
Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	(1) 6 SEPTEMBER 2012
(2) 7 SEPTEMBER 2012
(3) 12 SEPTEMBER 2012

No. of securities held prior to change	109,626

Class	ORDINARY FULLY PAID SHARES

Number acquired	(1) 817
(2) 19,390
(3) 7,000

Number disposed	NIL

Value/Consideration	TOTAL CONSIDERATION – $5,892.56
Note: If consideration is non-cash, provide details and estimated valuation

+ See chapter 19 for defined terms.

No. of securities held after change	DIRECT INTEREST – 136,833 ORDINARY FULLY PAID SHARES

Nature of change	ON-MARKET TRADE
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

Part 2 — Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A

Nature of interest	N/A

Name of registered holder	N/A
(if issued securities)

Date of change	N/A

No. and class of securities to which interest related prior to change	N/A
Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired	N/A

Interest disposed	N/A

Value/Consideration	N/A
Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No

If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A

If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.